                                  PRESS RELEASE


               NABORS ANNOUNCES COMMENCEMENT OF OFFER TO EXCHANGE
           SERIES B ZERO COUPON SENIOR EXCHANGEABLE NOTES DUE 2023 FOR
                            EXISTING NOTES DUE 2023

         BRIDGETOWN, BARBADOS, November 12, 2004--Nabors Industries Ltd. (AMEX:
NBR) ("Nabors") announced today that its subsidiary, Nabors Industries, Inc. ("NII"), will offer the holders of NII's Zero Coupon Senior Exchangeable Notes Due 2023 ("Old Notes") new Series B Zero Coupon Senior Exchangeable Notes Due 2023 ("New Notes"). The exchange offer will address the previously disclosed impact of a proposed revision to the accounting literature that would cause the Old Notes to be treated on an "as converted" basis for the purposes of calculating Nabors' diluted earnings per share. Further information about the proposed accounting change is contained in Nabors' third quarter Form 10-Q.

         Both the Old Notes and the New Notes are issued by NII and guaranteed by Nabors. In accordance with the terms and subject to the conditions of the exchange offer, Nabors and NII are offering to exchange $1,000 principal amount of New Notes for each $1,000 principal amount of Old Notes.

         The New Notes will have substantially similar terms to the Old Notes, except that the New Notes will contain additional anti-dilution protection for cash dividends and tender or exchange offers for Nabors' common shares by Nabors or any of its subsidiaries at above-market prices, and will provide for payment of a make-whole premium in certain circumstances upon exchange in connection with certain fundamental changes involving Nabors. In addition, the New Notes will eliminate the requirement (which created the accounting issue for the Old Notes) of paying in Nabors' common shares upon an exchange in certain situations (such as default). No payment will be made to holders in connection with the exchange of Old Notes for New Notes.

         The exchange offer will expire at 12:00 midnight, New York City time, on December 10, 2004, unless the offer is extended (as the same may be extended, the "expiration date"). The right to withdraw tendered Old Notes will also expire at 12:00 midnight, New York City time, on the expiration date.

         This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell the Old Notes, the New Notes or Nabors common shares. The offer is made only by means of the Offering Circular and the related Letter of Transmittal which are being sent to holders of Old Notes and have been filed with the Securities and Exchange Commission as a part of Nabors' and NII's Tender Offer Statement on Schedule TO. The Tender Offer Statement is available for no charge at the Securities and Exchange Commission's web site at www.sec.gov. Holders of Old Notes are encouraged to carefully review the offering documents which contain information material to their decision on whether or not to accept the exchange offer. Nabors and NII are not making any recommendation to holders of Old Notes as to whether or not they should tender any Old Notes pursuant to the exchange offer, and no one has been authorized by them to make any such recommendation. Holders must make their own decisions as to whether to accept the offer, and, if so, the principal amount of Old Notes to exchange. The exchange offer is exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to
Section 3(a)(9) thereof. No commission or other remuneration will be paid or given, directly or indirectly, by Nabors or NII for solicitation of acceptance of the exchange offer.

         Additional information concerning the terms of the exchange offer and copies of the Offering Circular and related documents, which describe the exchange offer in greater detail, may be obtained from the Information Agent, Georgeson Shareholder Communications, Inc. The Exchange Agent for the Offer is J.P. Morgan Trust Company, National Association.

         Nabors is the largest land drilling contractor in the world, with almost 600 land drilling rigs. Nabors conducts oil, gas and geothermal land drilling operations in the U.S. lower 48 states, Alaska and Canada, and elsewhere, primarily in South and Central America, the Middle East and Africa. Nabors is also one of the largest land well-servicing and workover contractors in the United States and Canada. Nabors owns approximately 700 land workover and well-servicing rigs in certain other markets, including 210 rigs in Canada. Nabors also is a leading provider of offshore platform workover and drilling rigs. Nabors markets 44 platform, 19 jackup and three barge rigs in the Gulf of Mexico and other markets. These rigs provide well-servicing, workover and drilling services. To further supplement its primary business, Nabors offers a number of ancillary well-site services, including oilfield management, engineering, transportation, construction, maintenance, well logging and other support services, in selected domestic and international markets.

         The information above includes forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by Nabors from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, Nabors' actual results may differ materially from those indicated or implied by such forward-looking statements.

         For further information, please contact Dennis A. Smith, Director of Corporate Development of Nabors Corporate Services, Inc. at (281) 775-8038. To request Investor Materials, call our corporate headquarters in St. Michael, Barbados at (246) 421-9471 or via email at dan.mclachlin@nabors.com.